

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 16, 2010

Thomas C. Freyman
CFO & EVP Finance
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064

> **Re: Abbott Laboratories**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 15, 2010**
> **File No. 001-02189**

Dear Mr. Freyman:

We have reviewed your May 6, 2010 response to our April 22, 2010 comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Review, page 26

1. Refer to your response and proposed disclosure to our comment two.

    - Please revise your proposed disclosure to indicate which projects are individually material. Indicate in your disclosure both the qualitative and quantitative factors that you considered in making this determination. For those projects that are individually material, please revise to disclose all the information listed in our prior comment two. If information is not obtainable or if an amount or range of amounts cannot be estimated, specify in your disclosure which is the case, and disclose why. We believe that this information is material to investors and unless you can demonstrate otherwise, we do not believe that it should be excluded based on your assertion that it would be detrimental to the company's competitive position.

- Regarding your projects in the aggregate, please revise to disclose as part of the disclosure that you have proposed:

  o Whether the cost to complete projects is expected to be material. If so, disclose the estimated costs or a range of costs to complete such as a minimum and maximum amount to complete. To the extent that you cannot estimate some or any of these estimates, disclose the reason why.

  o If you do not believe or do not know whether your financial position will be adequate to finance the completion of your projects or you will need to seek financing to complete your projects, disclose which is the case and the expected effect on results of operations, financial position and liquidity.

Conclusion of TAP Pharmaceutical Products Inc. Joint Venture and Sale of Abbott's Spine Business, page 33

2. It is unclear why a confidential treatment request was requested in response to our comments three and four. Please provide to us written substantiation in support of the need for confidential treatment of the information requested. In addition, please:

- resubmit your paper response and limit your Rule 83 request to only those portions of the response letter which must truly remain confidential;
- submit an electronic version of the response letter as CORRESP and include all the non-confidential information in that letter; and
- redact the information subject to the new Rule 83 request and mark the response letter using brackets or other clear markings to indicate the location of the omitted material.

Definitive Proxy Statement of Schedule 14A filed March 15, 2010

General

3. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Board of Directors, page 8

4. We note that you have included a general discussion of the qualifications, expertise and attributes of your directors. Please note that Item 401 (e) of Regulation S-K requires disclosure of the specific "experience, qualifications, attributes or skills of directors and nominees on an individual basis. Please revise your disclosure to address the

requirements of Item 401 (e) on an individual director basis. Your disclosure should address the specific experience, qualifications, attributes and skills of each director or nominee. A mere listing of each director or nominee's prior work experience is not sufficient. Please revise accordingly.

Executive Compensation
Compensation Discussion and Analysis
Compensation Components
Performance-Based Annual Cash Incentives, page 14

5.   We note your disclosure that the company met or exceeded its pre-determined 2009 financial goals. Please provide us with proposed disclosure for inclusion in your next annual report or 2010 proxy setting forth the specific financial goals and targets and quantifying such goals and targets, as appropriate. For each Named Executive Officer, please discuss the specific pre-determined individual goals and confirm that you will state the level of achievement and explain how such achievement related to the amount of the final bonus award.

You may contact Sasha Parikh, Staff Accountant, at 202-551-3627 or Mark Brunhofer, Review Accountant, at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin, Staff Attorney, at 202-551-3239 with any other questions. In this regard, do not hesitate to contact me at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant